2023

Itaú Unibanco Holding S.A.

Reference form

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2023

(in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 "CVM Resolution No 80", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Alfredo Egydio, 3º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2023, 12/31/2022 and 12/31/2021.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	https://www.itau.com.br/relacoes-com-investidores/en/
Last update of this Reference Form	08/06/2024

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 1.12, 4.4, 6.4, 6.5, 7.1, 7.3, 7.8 and 10.5	06/03/2024
V3	Updated items: 1.12, 7.3, 7.4 and 7.8	07/05/2024
V4	Updated items: 1.14, 7.3, 7.4 and 7.7	07/12/2024
V5	Updated items: 1.12 and 3.1	08/06/2024

1.12. State any merger, spin-off, takeover, merger of shares, capital increase or reduction operation involving the issuer and the documents in which more detailed information can be found

2024

HIPERCARD BANCO MÚLTIPLO S.A.

Event	Merger of Hipercard Banco Múltiplo S.A. ("Hipercard") into Itaú Unibanco Holding S.A. ("Company" or "Issuer").
Main conditions of the transaction	According to the Company's Extraordinary General Stockholders' Meeting, held on June 26, 2024, the Protocol and Justification of the Merger of Hipercard into the Company was approved ("Transaction" or "Merger"). Accordingly, after the Transaction is duly completed, all the activities carried out by Hipercard will be transferred to the Company. As a result of this Transaction, Hipercard will be definitively dissolved. The Company has been constantly seeking to streamline the use of its resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the this Merger will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. The Transaction will not imply any capital increase or the issue of new shares of the Issuer. We clarify that the Merger will be completed on the last day of the month in which the approval from the Central Bank is obtained.
Companies involved	Itaú Unibanco Holding S.A. and Hipercard Banco Múltiplo S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

ZUP I.T. SERVIÇOS EM TECNOLOGIA E INOVAÇÃO S.A

Event	Acquisition of 100% of the share capital and voting rights of Zup I.T. Serviços em Tecnologia e Inovação S.A. ("Zup").
Main business conditions	On October 31, 2019, we entered into a share purchase agreement with ZUP LLC, Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida and Flavio Henrique Zago, among others, for the acquisition of 100% of the total voting capital stock of Zup I.T. Serviços em Tecnologia e Inovação Ltda, or Zup, for an amount of R$575 million, subject to certain contractual adjustments to the purchase price.

	This acquisition has been implemented in three phases. In the first phase, closed on March 31, 2020, we acquired 52.96% of the total voting capital stock of Zup for approximately R$293 million and became the controlling shareholder of Zup. In the second phase, which closed in May 31, 2023, we acquired an additional 19.6% stake in Zup's capital stock, and in addition, on June 13, 2023, we acquired 65,556 shares, corresponding to 0.6051% of Zup's total capital stock from one of its former shareholders. In the third phase, which closed on March 28, 2024, we acquired the remaining stake in Zup's share capital, making us its sole shareholder.
Companies involved	Itaú Unibanco Holding S.A., Redecard S.A., ZUP LLC and Zup.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	The Issuer, through its subsidiaries, will indirectly hold 100% of Zup's total share capital.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

BANCO ITAUCARD S.A.

Event	Partial spin-off of Banco Itaucard S.A. ("Itaucard") and merger of the spun-off portion by Itaú Unibanco S.A. ("Itaú").
Main conditions of the transaction	According to Itaú's Extraordinary General Stockholders' Meeting, held on March 6, 2024, the Protocol and Justification of the Partial Spin-Off of Itaucard was approved, as was the merger of the spun-off portion of Itaucard into Itaú, which led to an intragroup corporate restructuring ("Transaction" or "Spin-Off"). Accordingly, all remaining activities carried out by Itaucard that were not migrated to Itaú Unibanco Holding S.A. ("Company" or "Issue") were transferred to Itaú as a result of the partial spin-off approved on September 30, 2022, such as the activities associated with payment accounts. As a result of this Transaction, Itaucard will remain existing uninterruptedly, and its equity will be reduced driven by the transfer of the spun-off portion to Itaú Unibanco. Taking into consideration that the Company currently holds 100% of Itaucard capital, as a result of the Spin-Off, the Company will receive new Itaú shares.

	The operation was approved by the Central Bank of Brazil on 07/01/2024 and perfected on the last day of that month in which authorization was granted.
Companies involved	Itaú Unibanco S.A. and Banco Itaucard S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

2023

BANCO ITAÚ BBA S.A.

Event	Total spin-off of Banco Itaú BBA S.A. ("Itaú BBA") and merger of spun-off portions into Itaú Unibanco Holding S.A. ("Company" or "Issuer") and Itaú BBA Assessoria Financeira S.A. ("Itaú Assessoria").
Main conditions of the transaction	According to the Company's Extraordinary General Stockholders' Meeting, held on November 30, 2023, the Protocol and Justification of the Total Spin-Off of Itaú BBA was approved, as was the merger of the spun-off portions of Itaú BBA into the Company and Itaú Assessoria, which led to an intragroup corporate restructuring ("Transaction" or "Spin-Off"). Accordingly, after the Transaction is duly completed, the following activities will be transferred: (a) to Itaú Assessoria, all activities related to the financial advisory, structuring and coordination of securities transactions and equity interests recorded in permanent assets, except for the equity interest in Itauseg Saúde S.A. (Corporate Taxpayer's Registry (CNP) No: 04.463.083/0001-06); and (b) to the Company: all activities typical of financial institutions and other assets and liabilities of Itaú BBA. As a result of this Transaction, Itaú BBA will be definitively dissolved. The Company has been constantly seeking to streamline the use of resources and optimize its structures and businesses, aiming at providing higher efficiency and return on invested amounts. It believes that the Transaction in question will bring about clear benefits towards this end, taking into consideration the dissolution of a company of its own conglomerate and corresponding licenses to operate. The operation was approved by the Central Bank of Brazil on 05/29/2024 and perfected on the last day of that month in which authorization was granted.
Companies involved	Itaú Unibanco Holding S.A., Banco Itaú BBA S.A. and Itaú BBA Assessoria Financeira S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than	There will not be any change in the Issuer's corporate structure.

5% of the capital, and management members	
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

2022

BANCO ITAUCARD S.A.

Event	Partial spin-off of Banco Itaucard S.A. ("Itaucard") and merger of the spun-off portion by Itaú Unibanco Holding S.A. ("Company" or "Issuer").
Main conditions of the transaction	According to the Company's Extraordinary General Stockholders' Meeting, held on September 30, 2022, the merger of the spun-off portion of Itaucard by the Company was approved, which led to an intragroup corporate restructuring ("Transaction"). Accordingly, as a result of this Transaction, some of the activities carried out by Itaucard were transferred to the Company, including the issuance and management of credit cards, the implementation and management of payment arrangements and the execution of client loyalty programs, as well as the financing of automotive vehicles, machinery and equipment and mobility sector-related activities. The activity of offering and maintaining payment accounts, financial investments, securities, including derivatives, among some other credits and assets, remained with Itaucard. The Company has been constantly seeking to streamline the use of its funds and optimize its structures and business areas, and believes that this Transaction brings clear benefits in this regard. This transaction was approved by the Central Bank of Brazil on November 29, 2022, and executed on the last day of the month in which the authorization was granted.
Companies involved	Itaú Unibanco Holding S.A. and Banco Itaucard S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

BANCO ITAÚ CHILE (ANTERIORMENTE DENOMINADO ITAÚ CORPBANCA)

Event	Increase in the equity interest in Banco Itaú Chile
Main conditions of the transaction	On July 15, 2022, as disclosed in the Announcement to the Market, Itaú Unibanco Holding S.A. ("IUH") received, through its affiliates, shares issued by Banco Itaú Chile within the scope of the debt restructuring of the Corp Group's companies, as approved by the court-supervised reorganization proceeding in the United States ("Chapter 11"). Accordingly, Itaú Unibanco increased its equity interest to 65.62% from 55.96% in Banco Itaú Chile's total voting capital.

	On March 2, 2023, as disclosed in the Material Fact, the Board of Directors of IUH approved the engagement of advisors to initiate the work related to the intention of making a voluntary tender offer for the acquisition, by IUH or its affiliates, of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of American Depositary Shares ("ADS") corresponding to up to 34.38% of Banco Itaú Chile's total voting capital. According to the Announcement to the Market released on July 10, 2023, holders of 2,122,994 shares and 554,650 ADSs, both of them issued by Banco Itaú Chile and representing approximately 1.07% of its total capital stock, have tendered their shares in the voluntary tender offer held concurrently in Chile and in the United States between June 6, 2023 and July 5, 2023 ("Tender Offers"). After the settlement of the Tender Offers, which took place on July 13, 2023, the IUH now holds, directly or indirectly, shares representing 66.69% of Banco Itaú Chile's total capital stock. The stockholders adhering to the Offers received the total amount of 19,616,957,314.85 Chilean pesos. Between November 13, 2023 and November 22, 2023, IUH acquired, by itself or by its affiliates, shares of Banco Itaú Chile on the Chilean Stock Exchange and became the direct or indirect holder of 67.42% of Banco Itaú Chile's total capital stock
Companies involved	Itaú Unibanco Holding S.A., Banco Itaú Chile (current denomination of Itaú CorpBanca)
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

AVENUE HOLDING CAYMAN LTD

Event	Acquisition of co-control of Avenue Holding Cayman Ltd ("Avenue").
Main business conditions	On July 8, 2022, we announced that we entered into a share purchase and sale agreement with Avenue Controle Cayman Ltd, and certain other selling shareholders, for the acquisition of the co-controlling interest of Avenue Holding Cayman Ltd, or Avenue. The transaction will be consummated in two phases. In the first phase, closed on November 30, 2023, we purchased 35% of Avenue's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$540 million. In the second phase, which is expected to occur two years after the consummation of the first phase subject to regulatory approvals in Brazil and in the U.S., we will acquire an additional stake of 15.1% of Avenue's total voting capital stock, for an amount to be determined by a predefined calculation based on adjusted revenue. Upon consummation of the second phase, we will achieve control of Avenue and hold 50.1% of its total and voting capital stock.

	Five years after the closing date of the first phase, we may exercise a call option to acquire the remaining interest held by the current shareholders of Avenue.
Companies involved	Itaú Unibanco S.A., Avenue Controle Cayman Ltd and Avenue Holding Cayman Ltd.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

ORBIA

Event	Acquisition of equity interest in Rede Agro Fidelidade e Intermediação S.A ("Orbia")
Main conditions of the transaction	According to the announcement to the market disclosed on April 18, 2022, Itaú Unibanco Holding S.A., through its controlled companies, entered into an Investment Agreement and Other Covenants for the acquisition, via financial contribution, of a 12.82% equity interest in the capital stock of Rede Agro Fidelidade e Intermediação S.A. ("Orbia"), in which Bayer S.A., Yara Brazil Fertilizantes S.A., and Bravium Comércio Ltda. also have equity interests. This transaction was completed on April 28, 2023.
Companies involved	Itaú Unibanco S.A., Bayer S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders with more than 5% of the capital, and management members	There will not be any change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will not be any change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

TOTVS S.A.

Event	Establishment of a strategic partnership aimed at distributing financial and payment products and services to TOTVS S.A. ("TOTVS") customers, supported by TOTVS distribution channels and software, to be developed through a company called TOTVS TECHFIN S.A. ("Company"), which will be directly owned by ITAÚ and TOTVS.
Main business conditions	On April 12, 2022, we entered into an agreement with TOTVS S.A., or TOTVS, for the incorporation of a joint venture, initially named TOTVS TECHFIN S.A., or TECHFIN, with the purpose of distributing and expanding the financial services integrated into TOTVS' management systems, based on intensive data use, focused on corporate clients and their entire supply chain, clients and employees.

	The completion of this transaction was approved by CADE on October 17, 2022 and by the Central Bank on June 22, 2023. The transaction closed on July 31, 2023, when we acquired directly 50% of TECHFIN's total voting capital stock, and, indirectly, 50% of Supplier Sociedade de Crédito Direto S.A.'s total voting capital stock and Supplier Sociedade Administradora de Cartão de Crédito S.A.'s total voting capital stock , by means of a primary capital contribution to TECHFIN in the total amount of R$200 million and a secondary acquisition of shares, in the amount of R$410 million. In addition, we will pay up to R$450 million as earn-out after five years, subject to the achievement of certain targets aligned with pre-determined growth and performance goals. Finally, we committed to contributing to funding current and future operations, providing credit expertise and development of new products at TECHFIN.
Companies involved	Itaú Unibanco Holding S.A., TOTVS S.A., TOTVS Techfin S.A., TOTVS Tecnologia em Software de Gestão Ltda., Supplier Participações S.A. and Supplier Administradora de Cartão de Crédito S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

IDEAL HOLDING FINANCEIRA S.A.

Event	Acquisition of a controlling stake in Ideal Holding Financeira S.A. and, indirectly, in its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. ("Ideal").
Main business conditions	On January 13, 2022, we announced that we entered into an agreement for the investment, purchase and sale of shares and other covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others, or the Sellers, for the acquisition of the controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A., or Ideal. This transaction will be carried out in two phases over five years. In the first phase, held on March 31, 2023, we purchased 50.1% of Ideal's total voting capital stock, by means of a primary capital contribution and a secondary acquisition of shares totaling approximately R$650 million, (adjusted by CDI from signing to closing date), and as result became the controlling shareholder of Ideal. In the second phase, expected to occur five years after consummation of the first phase, we will be able to exercise the right to buy the remaining share (49.9%) of Ideal's capital stock.
Companies involved	Itaú Unibanco Holding S.A., KV Ideal, LLC, IT Infrastructure Holdings B.V., Optiver Europe Investments B.V., JC Ideal SPV LLC, XTX Investments Uk Limited, Ideal Holding Financeira S.A., Ideal Corretora de Títulos e Valores Mobiliários S.A.

Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

XP INC.

Event	Acquisition of equity interest in XP Inc., a company incorporated in the Cayman Islands and listed on Nasdaq. XP Inc. owns 100% of XP Investimentos S.A. ("XP Investimentos"), which in turn consolidates all the investments of the XP group ("Grupo XP", including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. ("XP Corretora").
Main business conditions	On May 11, 2017, we entered into a share purchase agreement with XP Controle Participações S.A. and other sellers to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A. In the first phase of the transaction, we contributed to a capital increase of R$600 million and acquired XP Investimentos S.A.'s shares from the sellers for R$5.7 billion. In August 2018, we closed the first phase and entered into a shareholders' agreement, which contained provisions with respect to our rights as a minority shareholder, among others. On November 29, 2019, XP Investimentos S.A. carried out a corporate reorganization, pursuant to which the shareholders of XP Investimentos S.A., including us, exchanged their shares for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, maintaining their original percentages we held in XP Investimentos S.A.'s capital stock (49.9%). XP Inc. then became the sole shareholder of XP Investimentos S.A., owning 100% of its total voting capital. In December 2019, XP Inc. completed its initial primary offer, or IPO, and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, held 46.05% of XP Inc.'s capital stock. In December 2020, XP Inc. carried out an equity follow-on on Nasdaq, where we sold shares corresponding to approximately 4.51% of XP Inc.'s capital stock. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its capital stock. On January 31, 2021, our shareholders approved a partial spin-off of our investment in XP Inc. into a new company, XPart S.A., or XPart. With the completion of the spin-off, our shareholders became entitled to an equity interest in XPart in the same amount, type, and proportion of the shares they held in Itaú Unibanco. As of March 31, 2021, XPart held 40.52% of XP Inc. XPart was later merged with XP Inc. As a result of the merger, XPart's controlling shareholders, IUPAR and Itaúsa S.A., as well as the holders of our ADRs, were entitled to receive Class A shares issued by XP Inc, and the remaining XPart's shareholders were entitled to receive Level I sponsored Brazilian

	Depositary Receipts, or BDRs, backed by Class A shares issued by XP Inc. Withdrawal and appraisal rights in connection with the merger were not extended to holders of our ADRs, which traded with the right to receive XPart shares up until the completion of the merger. Pursuant to the original merger agreement, on April 29, 2022, we purchased an additional stake corresponding to approximately 11.4% of the stock capital of XP Inc. for approximately R$8.0 billion, after obtaining the applicable regulatory approvals. On June 7, 2022, we announced the sale of shares corresponding to 1.21% of the total capital stock of XP Inc. for US$153.7 million. On the same date, we entered into a share purchase agreement with XP Inc. to sell an additional stake of 0.19% of the total capital stock of XP Inc. and such sale was completed on June 9, 2022. During 2023 we carried out additional sales of shares of XP Inc. and, as a result, as of December 31, 2023, we held 7.79% of XP Inc's capital stock.
Companies involved	ITB Holding Brasil Participações Ltda., Itaú Unibanco S.A., XP Inc., XP Investimentos S.A., General Atlantic (XP) Bermuda, LP (successor to G.A. Brasil IV Fundo de Investimento em Participações), Dyna III Fundo de Investimento em Participações Multiestratégia, XP Controle Participações S.A. e XPart S.A.
Effects arising from the transaction on the corporate structure, particularly on the ownership interest of the issuer's parent company, stockholders holding more than 5% of capital, and management members	There will be no change in the Issuer's corporate structure.
Corporate structure before and after the transaction	There will be no change in the Issuer's corporate structure.
Mechanisms used to ensure the equitable treatment of stockholders	Not applicable, since it has not had any effects on the equitable treatment of the Issuer's stockholders.

3. Projections

3.1 Projections should identify:

Information provided in this item on business prospects, projections and operational and financial targets is solely forecasts based on Management's current expectations in relation to the future of the Bank. These prospects are highly dependent on market conditions and the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may substantially differ from those stated in this forward-looking information.

This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future developments and financial trends that affect our activities.

In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may substantially differ from those stated in this forward-looking information.

Words such as "believe", "may", "should", "estimate", "continue", "anticipate", "intend", "expect" and the like are used to identify forward-looking statements, but are not the only way to identify such statements.

a) subject matter of the projection

These projections are calculated based on the financial statements under BRGAAP, based on:

a.1) Accumulated variation in the 12-month period:

Total loan portfolio, including financial guarantees provided and corporate securities;
Financial margin with clients;
Commissions and fees and result from insurance operations; and
Non-interest expenses.

a.2) Accumulated amount in the 12-month period:

Financial margin with the market; and
Cost of credit, composed of result from loan losses, Impairment, and discounts granted;

a.3) Expected income tax and social contribution rate.

b) projected period and the period for which the projection is valid

Projected period: Fiscal year 2024;
Project validity: This year or until Management states otherwise.

c) assumptions considered, stating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions under the control of Management for fiscal year 2024

Guidance disclosed to the market is based on the assumed alignment with the bank's projected budget for the year. The budgets for results and balances of loan operations balance and of equity accounts are evaluated to ensure this alignment. The range disclosed is defined according to management's expectations. It is worth pointing out that regular analyzes are undertaken to check for the adherence between the guidance disclosed and possible budget revisions that may be carried out over the year due to changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, it is possible to assess the need for possible changes in public expectations. This guidance does not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2024

This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors:

- General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets;
- General economic and political conditions abroad, particularly in the countries where we operate;
- Disruptions and volatility in the global financial markets;
- Increases in compulsory deposits and reserve requirements;
- Government regulations and tax laws, and respective amendments thereto;
- Regulation and liquidation of our business on a consolidated basis;
- Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure;
- Holders of our shares and ADSs may face difficulties to receive dividends;
- Failure or hacking of our security and operational infrastructure or systems;
- Our ability to protect personal or other data;
- Fiercer competition and consolidation of the sector;
- Changes in our loan portfolios and the value of our securities and derivatives;
- Losses associated with counterparty exposure;
- Our exposure to the Brazilian public debt;
- Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves;
- Efficiency of our risk management policies;
- Damage to our reputation;
- Ability of our controlling stockholder to run our business;
- Difficulties to integrate new or merged business;
- Impact of environmental and social issues;
- The effects of pandemics and health crises may adversely affect the future results of our operations and impact the market price of our securities; and
- The Company's other risk factors are listed in item 4.1 Describe Risk Factors of this Reference Form.

d) guidance information

Projections for fiscal year 2024

The table below presents the projections for fiscal year 2024, according to the Material Fact disclosed on February 5, 2024.

2024 Guidance

	Consolidated	Growth on a comparable basis[4]	
Total credit portfolio[1]	Growth between 6.5% and 9.5%		
Financial margin with clients	Growth between 4.5% and 7.5%	Growth between 5.5% and 8.5%	
Financial margin with the market	Between R$3.0 bn and R$5.0 bn		
Cost of credit[2]	Between R$33.5 bn and R$36.5 bn		
Commissions and fees and results from insurance operations[3]	Growth between 5.0% and 8.0%	Growth between 5.5% and 8.5%	
Non-interest expenses	Growth between 4.0% and 7.0%	Growth between 5.0% and 8.0%	Core expenses below inflation
Effective tax rate	Between 29.5% and 31.5%		

(1) Includes financial guarantees provided and corporate securities; (2) Composed of results from loan losses, impairment and discounts granted; (3) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses; (4) Considers pro forma adjustments in 2023 of the sale of Banco Itaú Argentina.

It is important to mention that the cost of capital considered by the Company in managing its business remained unchanged during the second quarter of 2024. Since July, the company has been considering a cost of capital of around 14.0% p.y.